Schedule 13D	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Graphic Packaging Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

388688103

(CUSIP Number)

Bluegrass Container Holdings, LLC

c/o TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attention: General Counsel

(817) 871-4000

Copy to:

Andrew Smith, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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CUSIP No. 388688103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Bluegrass Container Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 129,317,060*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,317,060*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64%
14.	TYPE OF REPORTING PERSON OO

* Beneficial ownership of 129,317,060 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Schedule 13D	Page 3 of 9

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Graphic Packaging Corporation, a Delaware corporation (“GPK” or the “Issuer”). The address of the principal executive office of the Issuer is 814 Livingston Court, Marietta, Georgia 30067.

Item 2. Identity and Background

This statement is being filed by Bluegrass Container Holdings, LLC, a Delaware limited liability company, (the “Reporting Person”). The address of the principal office of the Reporting Person is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.

The Reporting Person is a major folding carton and packaging company in the United States.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Clayton, Dubilier & Rice Fund V, L.P., EXOR Group S.A., Adolph Coors Foundation, Adolph Coors Jr. Trust dated September 12, 1969, Grover C. Coors Trust dated August 7, 1952, May Kistler Coors Trust dated September 24, 1965, Augusta Coors Collbran Trust dated July 5, 1946, Bertha Coors Munroe Trust dated July 5, 1946, Herman F. Coors Trust dated July 5, 1946, Louise Coors Porter Trust dated July 5, 1946, Janet H. Coors Irrevocable Trust FBO Frances M. Baker dated July 27, 1976, Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin dated July 27, 1976, Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin dated July 27, 1976 (the “Stockholders”), who are the record and/or beneficial owners of 129,317,060 shares of the Common Stock (the “Subject Shares”), have entered into the Voting Agreement (as defined in Item 4) with the Reporting Person and the Issuer. Any beneficial ownership of the Reporting Person in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds.

The Stockholders entered into the Voting Agreement to induce the Reporting Person to enter into the Transaction Agreement described in Item 4.

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Item 4. Purpose of Transaction

Transaction Agreement

On July 9, 2007, the Issuer, the Reporting Person, TPG Bluegrass IV, L.P., TPG Bluegrass IV-AIV 2, L.P., TPG Bluegrass V, L.P., TPG Bluegrass V-AIV 2, L.P., Field Holdings, Inc., TPG FOF V-A, L.P., TPG FOF V-B, L.P., BCH Management, LLC, New Giant Corporation (“Newco”) and Giant Merger Sub, Inc. (“Merger Sub”), entered into a Transaction Agreement and Agreement and Plan of Merger (the “Transaction Agreement”).

Subject to the terms and conditions of the Transaction Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”). As a result of the Merger, Issuer will become a wholly-owned subsidiary of Newco. Upon effectiveness of the Merger, each outstanding share of Common Stock, other than shares owned by the Reporting Person, the Issuer, Merger Sub or any subsidiary of the foregoing parties, will be converted into the right to receive one validly issued, fully paid and non-assessable share of common stock of Newco. Each share of Common Stock owned by the Reporting Person, the Issuer, Merger Sub or any subsidiary of any the foregoing parties, will be cancelled for no consideration. Each outstanding share of common stock of Merger Sub will be converted into one share of common stock in the Issuer, as the surviving corporation in the Merger. The Transaction Agreement also provides for each holder of equity interests in the Reporting Person to contribute those equity interests to Newco in exchange for newly issued shares of common stock of Newco.

Consummation of the Merger and the other transactions contemplated by the Transaction Agreement is subject to various customary conditions, including adoption of the Transaction Agreement by the Issuer’s stockholders and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Voting Agreement

As a condition and inducement to enter into the Transaction Agreement, the Stockholders entered into a Voting Agreement, dated as of July 9, 2007, with the Reporting Person and the Issuer (the “Voting Agreement”) with respect to (i) the 129,317,060 shares of Common Stock beneficially owned by the Stockholders as of the date of the Voting Agreement and (ii) any Common Stock or other voting capital stock of the Issuer and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Issuer, in each case that each Stockholder acquires beneficial ownership of after the date of the Voting Agreement (collectively, the “Covered Shares”). Subject to the terms and conditions of the Voting Agreement, each Stockholder has agreed that, during the term of the Voting Agreement, it shall at any meeting of the stockholders of the Issuer, however called, (a) appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote, or cause to be voted at such meeting, all Covered Shares (I) in favor of the adoption of the Transaction Agreement and the Merger and any other action reasonably requested by the Reporting Person in furtherance thereof; (II) against any action or agreement that is in opposition to, or competitive or materially inconsistent with, the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Transaction Agreement, or of such Stockholder contained in the Voting Agreement; and (III) against any Takeover Proposal (as defined below) and against any other action, agreement or transaction that would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Transaction Agreement

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or the Voting Agreement or the performance by the Issuer of its obligations under the Transaction Agreement or by such Stockholder of its obligations under the Voting Agreement. The obligations of such Stockholder specified in the sentence above apply whether or not the Merger or any action described above is recommended by the board of directors of the Issuer. Notwithstanding the foregoing, if the board of directors of the Issuer, in compliance with the Transaction Agreement, (x) withdraws, modifies or qualifies in any manner adverse to the Reporting Person its recommendation to the stockholders of the Issuer to vote in favor of the adoption of the Transaction Agreement (the “Company Recommendation”) or (y) takes any other action or makes any public statement in connection with the Company Recommendation or the meeting of the Issuer’s stockholders to vote on the adoption of the Transaction Agreement, or in reference to a Takeover Proposal (as defined below), that is inconsistent with the Company Recommendation, in each case in connection with a Superior Proposal (as defined below), which Superior Proposal is pending at the time of the meeting of stockholders of the Issuer to vote upon the Transaction Agreement, the obligation of each Stockholder to vote in a manner set forth in clauses (a) and (b) above shall only apply to an aggregate number of Covered Shares that is equal to 32% of the total number of shares of Common Stock entitled to vote in respect of such matter and each Stockholder shall cause all of its remaining Covered Shares to be voted proportionate to the manner in which all other shares of Common Stock not beneficially owned by the Stockholders which are voted in respect of the Transaction Agreement, are voted.

In addition, each Stockholder irrevocably granted designated officers of the Reporting Person its irrevocable proxy to vote the Covered Shares as indicated above.

Each Stockholder also agreed during the term of the Voting Agreement not to: (i) enter into any voting agreement or voting trust with respect to the Covered Shares; (ii) grant a proxy, consent or power of attorney with respect to the Covered Shares; (iii) knowingly take any action that would make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing any of its obligations under the Voting Agreement; (iv) sell, transfer, assign, pledge or similarly dispose of any of the Covered Shares, beneficial ownership thereof or any other interest therein except for transfers to certain permitted transferees that agree to be bound by the Voting Agreement in compliance with the Voting Agreement; (v) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Stockholder’s representations, warranties, covenants and obligations under the Voting Agreement; or (vi) take any action that could restrict or otherwise affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

Each Stockholder also agreed that neither it nor any of its subsidiaries nor any of its and their respective directors or officers shall, and it shall use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly through another person (i) solicit, initiate or knowingly encourage or knowingly facilitate, any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way with, any Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person

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other than the Reporting Person, (iv) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Issuer vote in favor of the adoption of the Transaction Agreement and as otherwise expressly provided in the Voting Agreement, (v) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Takeover Proposal, or (vi) agree or publicly propose to do any of the foregoing.

“Takeover Proposal” means any inquiry, proposal or offer (whether made prior, on or after the date of the Transaction Agreement) from any person relating to, or that would reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the Issuer) or businesses that constitute 15% or more of the revenues, net income or assets of the Issuer and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Issuer, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Issuer, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Issuer or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Issuer or of any resulting parent of the Issuer, in each case other than the transactions contemplated by the Transaction Agreement.

“Superior Proposal” means any bona fide written offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Issuer, which the board of directors of the Issuer determines in good faith (after consultation with its outside legal advisors and financial advisors) taking into account all financial, legal, regulatory and other aspects of such proposal (including any break-up fee, expense reimbursement provisions and conditions to consummation) and the person making the proposal (i) to be (A) more favorable to the stockholders of Issuer from a financial point of view than the transactions contemplated by the Transaction Agreement (after giving effect to any changes to the terms of the Transaction Agreement proposed by the Reporting Person in response to such offer or otherwise) and (B) reasonably capable of being completed in a timely manner on the terms set forth in the proposal and (ii) for which financing, to the extent required, is reasonably assured of being obtained.

Other than certain specified provisions, the Voting Agreement will terminate upon the earliest to occur of (i) the Closing, (ii) the date of termination of the Transaction Agreement in accordance with its terms, and (iii) the delivery of written notice of termination by the Stockholders to the Reporting Person following any amendment to the Transaction Agreement,

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without the prior written consent of the Stockholders, if such amendment changes the form or reduces the amount of consideration to be paid in the Merger.

The foregoing summaries of the Transaction Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively, which are incorporated herein by reference.

Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) and (b) Immediately prior to the execution of the Voting Agreement, the Reporting Person did not own any shares of Common Stock. However, upon execution of the Voting Agreement as of July 9, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 129, 317, 060 shares of Common Stock, representing approximately 64% of the Common Stock outstanding as of July 9, 2007 (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2007. Accordingly, the percentage of the outstanding Common Stock that may be deemed to be beneficially owned by the Reporting Person is approximately 64%.

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Issuer Common Stock.

The Reporting Person disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

(d) To the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not applicable.

Schedule 13D	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

1.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV, L.P., TPG Bluegrass IV-AIV 2, L.P., TPG Bluegrass V, L.P., TPG Bluegrass V-AIV 2, L.P., Field Holdings, Inc., TPG FOF V-A, L.P., TPG FOF V-B, L.P., BCH Management, LLC, New Giant Corporation and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

2.	Voting Agreement, dated as of July 9, 2007, among Bluegrass Container Holdings, LLC, Graphic Packaging Corporation, Clayton, Dubilier & Rice Fund V, L.P., EXOR Group S.A., Adolph Coors Foundation, Adolph Coors Jr. Trust dated September 12, 1969, Grover C. Coors Trust dated August 7, 1952, May Kistler Coors Trust dated September 24, 1965, Augusta Coors Collbran Trust dated July 5, 1946, Bertha Coors Munroe Trust dated July 5, 1946, Herman F. Coors Trust dated July 5, 1946, Louise Coors Porter Trust dated July 5, 1946, Janet H. Coors Irrevocable Trust FBO Frances M. Baker dated July 27, 1976, Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin dated July 27, 1976, and Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin dated July 27, 1976 (incorporated by reference to Exhibit 10.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007

Signatures:	BLUEGRASS CONTAINER HOLDINGS, LLC

	By:	/S/ Clive D. Bode
Clive D. Bode Vice President

SCHEDULE I

Bluegrass Container Holdings, LLC

Directors and Executive Officers

Except as indicated below, each person is a United States citizen.

Name	Title / Present Principal Occupation	Business Address
Board of Managers

George Bayly	President and CEO, Altivity Packaging, LLC	1500 Nicholas Blvd., Elk Grove Village, Illinois 60007

Kelvin Davis	Partner, TPG Capital, L.P.	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Larry Field	CEO, Field Holdings Inc.	400 Skokie Boulevard, Suite 860, Northbrook, Illinois 60062

Michael MacDougall	Partner, TPG Capital, L.P.	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

James Williams	Partner, TPG Capital, L.P.	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Nathan Wright	Partner, TPG Capital, L.P.	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102
Executive Officers
David Bonderman	Chairman	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102
James G. Coulter	President	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102
John E. Viola	Vice President, Treasurer	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Clive D. Bode	Vice President	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Michael MacDougall	Vice President	c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Kenneth Kushibab	Vice President	c/o Altivity Packaging, LLC, 1500 Nicholas Boulevard, Elk Grove Village, IL 60007

Edward Byczynski	Vice President	c/o Altivity Packaging, LLC, 1500 Nicholas Boulevard, Elk Grove Village, IL 60007

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV, L.P., TPG Bluegrass IV-AIV 2, L.P., TPG Bluegrass V, L.P., TPG Bluegrass V-AIV 2, L.P., Field Holdings, Inc., TPG FOF V-A, L.P., TPG FOF V-B, L.P., BCH Management, LLC, New Giant Corporation and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

2.	Voting Agreement, filed as of July 9, 2007, among Bluegrass Container Holdings, LLC, Graphic Packaging Corporation, Clayton, Dubilier & Rice Fund V, L.P., EXOR Group S.A., Adolph Coors Foundation, Adolph Coors Jr. Trust dated September 12, 1969, Grover C. Coors Trust dated August 7, 1952, May Kistler Coors Trust dated September 24, 1965, Augusta Coors Collbran Trust dated July 5, 1946, Bertha Coors Munroe Trust dated July 5, 1946, Herman F. Coors Trust dated July 5, 1946, Louise Coors Porter Trust dated July 5, 1946, Janet H. Coors Irrevocable Trust FBO Frances M. Baker dated July 27, 1976, Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin dated July 27, 1976, and Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin dated July 27, 1976 (incorporated by reference to Exhibit 10.1 to Graphic Packaging Corporation’s Current Report on Form 8-K dated July 11, 2007, and hereby incorporated herein by reference).